Contact

www.linkedin.com/in/azimghader (LinkedIn)

Languages

English (Full Professional)
Turkish (Limited Working)
Azerbaijani (Full Professional)
Arabic (Limited Working)

Azim Ghader

President at Oner Network | Investor
Istanbul, Türkiye

Summary

18 years of experience, including 12 years specializing in finance and digital assets. Building Benk.

Experience

Oner Network

President
March 2025 - Present (8 months)

As President of Oner Network, I bring 18 years of experience — including over a decade in the digital asset space — to drive Oner's vision and build a trusted, scalable financial network.

Unidef

3 years 5 months

Founder
June 2022 - Present (3 years 5 months)

The investor & builder of a decentralized future.

Global CEO
June 2022 - December 2024 (2 years 7 months)

Multiple Payment/Financial Companies

Founder & Investor | C-Level Executive
May 2007 - November 2021 (14 years 7 months)

From 2015 to 2021, I had the privilege of founding and serving as the Chief Executive Officer of OME, a digital currency firm that has since become part of Unidef. During this period, I strategically guided OME to invest in top tokens and coins while they were in their nascent stages, ensuring a pioneering position in the digital currency landscape. Prior to this, between 2007 and 2015, I founded and led an online payment service provider, a cash-on-delivery startup, and a full-service marketing agency. Concurrently, I also worked independently with MTN, a leading multinational telecommunications company.